EXHIBIT 99.1

News Release dated November 7, 2018, Suncor announces resignation of Jacynthe Côté from Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor announces resignation of Jacynthe Côté from Board of Directors

Calgary, Alberta (November 7, 2018) – Suncor announced today that Jacynthe Côté will be stepping down from Suncor’s Board of Directors effective immediately.

“Jacynthe has been a valued member of our Board, serving as a member of our audit committee and our environment, health, safety and sustainable development committee,” said Mike Wilson, chair of Suncor’s Board of Directors. “Since she joined our Board in February 2015, she’s leveraged her significant mining industry experience, lending strategic insights and guidance on Suncor’s business strategy. Together with other members of our Board, she’s consistently demonstrated a strong commitment to the interests of our shareholders.

Ms. Côté will assume the chair position of Hydro-Québec. “We sincerely appreciate Jacynthe’s contributions to Suncor’s success and wish her the very best as she focuses on this key role serving the people of her home province of Québec,” added Wilson.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com